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The following is a transcript of a video made available to employees of CareFusion Corp.

Kieran T. Gallahue (“KG”)	You know, a big part of change in life and getting through it is normally trying to anticipate and understand that at the beginning there’s some fear, uncertainty and doubt – the FUD factor, they call it, fear, uncertainty and doubt. And usually, that fear, uncertainty and doubt is caused by a lack of information. You don’t know exactly what the change is going to be, you don’t know the people you’re going to be dealing with. And so what we’re trying to do here over the course of the first couple of weeks, as fast as we can, that first couple of days, is to try to give you as much information as we can, pulled directly from us, and also from the leaders of Becton Dickinson, to give you an opportunity to see that they’re human, see their faces, (reasonably human)

Audience	LAUGHTER

KG	Uh, I’m reserving judgment... no. You see that they’re human, see what we have seen in them, why we have been so comfortable with this, and give you an opportunity to ask questions. They’re not going to have all the answers to your questions, so I don’t want to kid you about that. But ask them, and if they can’t answer, if it’s an inappropriate time, or they just don’t know yet, they’re going to tell you that. So yesterday, somebody had asked me, I remember in the beginning, how many of you by the way watched the simulcast? Okay, I’m looking at who didn’t raise their hand...

Audience	LAUGHTER

KG	So yesterday, you remember in the beginning, I was asked… or I told you I was asked… how did I feel about it, and I gave an analogy, because we normally talk about the spinning out of CareFusion as being sort of a teenager leaving home. You know, I told you that for me it’s sort of like my daughter getting married. And how, there’s this beautiful young lady that I have loved so much and is such a part of my soul, but you also know that at some point in time, there’s somebody and a life out there that’s better for her, and that can make you sad, but it also gets you excited about the opportunity. So with that, I want to introduce you to my son-in-laws...

Audience	LAUGHTER

KG	And what they’re going to do, there’s a group up here of the very senior leadership of BD who’s going to present to you for a little bit and tell you a little bit more about who BD is, and who they are and then we’re going to take a step back and we’re going to get into a Q&A session. Okay? So maybe I can ask Vince… can you uh… This is Vince Forlenza. He is the CEO. C’mon, clap.

Audience	APPLAUSE

KG	What is our tradition when we get a new person in? They get up and sing a song.

Audience	LAUGHTER

KG	So we will be waiting for the rendition. Bill Cozy.

Audience	APPLAUSE

KG	Bill is the Chief Operating Officer of all of BD and is the lead person for BD in the integration process. So you may see his face around from time to time. Ahmit Bhalla.

Audience	APPLAUSE

KG	Interesting enough, we’ve known Ahmit for a long time. He was actually in the investment community, an analyst that we used to deal with for many years, and then, not too long ago, joined BD, but played a very instrumental role in the whole process. Tom? Tom Polen.

Audience	APPLAUSE

KG	So organizationally, within BD, you’ll see, and I think you saw that there is three different businesses... I’m sure that Vince and team will talk about. And Tom runs the medical systems business, I think it’s called Medical Systems but I don’t want to get that wrong, and that’s basically the business that CareFusion will fall underneath. Chris Reidy.

Audience	APPLAUSE

KG	Chris is the CFO of BD, and we’re going to be ready for... we’ll be the corollary to the Heinrich Report – the Reidy Report – he’s going to do the Reidy Report at some point in time. And Monique Dolecki.

Audience	APPLAUSE

KG	With a name like Kieran, I should know these things. Monique is the leader of the IR Function within BD. So we’re very pleased and fortunate to have the leadership team here, and with that, why don’t I just allow and ask Vince to come up.

Audience	APPLAUSE

Vincent (“Vince”) A. Forlenza (“VF”)	So, thank you, Kieran. It’s great to be here today. Before I get into my talk and have to answer the question that I know is on everybody’s mind, the question I’m getting all the time is are you and Kieran coordinating your wardrobes?

Audience	LAUGHTER

VF	I’ll tell you, he texts me every morning.

Audience	LAUGHTER

VF	But the answer to that is really no. But it really is a pleasure to be here. I hope it’s the beginning of you know… I can’t welcome you to BD yet because we have to close the transaction, but let me do that prematurely, with great expectations for bringing these two companies together. Because I think this is going to be a fantastic company that we’re going to be building together. I put together some slides to kind of walk you through the rationale of what we’re trying to accomplish together. They’re behind me, this is going to be interesting, because I really didn’t see them, so I’m going to be looking at you and trying to figure out what’s on the slide. I think I can pull it off. Maybe before I get into this, let me just tell you a little bit about myself. And so, I’ve been with BD for 34 years. It’s been a great place for me to be, because I brought interest in healthcare. Of course, BD’s got a Life Science business. I ran that for 3 and a half years. It’s located out in California. And then I’ve run the Diagnostic business twice. I guess I didn’t do it so well the first time. They made me go back and do it a second time. I’ve run part of the Medical business, I’ve run Corporate R&D. You can do a lot of things in 34 years.

On the personal side, I have two daughters, one of which is working for BMW now. She’s out of the house. Very happy about that. The other one is 23. She’s severely autistic. She doesn’t process language. So I’m very involved in the autism community. I’ve also been chairman of the board of a hospital for 7 years. And it gives me a great appreciation, I think, of what we all do, and what you do, whether it’s infection control, or respiratory care, or medication error. I’ve chaired their insurance company. They have a captive insurance company. I’ve dealt with all of those issues. I know what it’s like for the families, and I know what it’s like to be in the newspaper, and I know why all of us here really care about what we do. And that mission, that sense of making healthcare better, safer, I know it motivates everybody in this room, and it was really the bridge for Kieran and I to bring these companies together. So with that, let me find the clicker... Okay, Tom’s got it... and get into this a little bit.

And I think some of this wording came out of your Town Hall. Let me just say that we are bringing together two world-class companies, to build a global leader. And that’s very, very exciting, I find. And as we got to know you better, and we saw where we were going first in medication management, we saw that we could accelerate our strategy, by coming together with you. And that was very, very exciting for us. We were doing some small plug-in acquisitions. We like to play to win. And this was really a winning move. The other thing that was going on was that from a geographic standpoint, we just are complementary. When you look at the procedural solutions, and the medical management and say, “you know what, we can do a lot with this product line.” And in fact, we had our sales force in China, in other geographies, asking for many of your products, so it was like, okay, this is kind of a no-brainer, Vince, you know sales force is asking for it, let’s put these things together. The other thing was, since I started, was the values that we felt from a cultural standpoint... we shared a lot of values. When we started this process and we met your management team, it was very exciting because we got together, we got to know each other a little bit, and we said, “these are people we can really work with. This is going to be fun, too. This is going to be successful, and it’s going to be fun.” And so we got more enthused the more we got into the process. So that was great.

So I’ve talked about the two main drivers for this deal, which was, okay, end to end med-management, and by the way, we use that term more broadly than you use it internally. We’d even include infection control as part of that, that we think about that more broadly, too. But it’s also geographic expansion... new product lines, new opportunity that we can take globally, and so you put that together with a strong set of financials... everybody gets excited about it. Apparently, Wall Street is getting excited about it, too, so we must have had a good idea. So, this is the hard work of CareFusion’s 17,000 employees. We’re building upon that. Part of what happened was, when we saw what was going on that was not public, it became more exciting. A lot of the work that you’re doing is software, your new ventilator system that you’re coming out with, it was just a lot of good things. So that really gave the impetus to drive this ahead.

So I want to talk a little bit about BD, and as I mentioned before... So BD’s about a little over $8 billion in sales, we’re in 3 different businesses. About half the company is drug delivery, but it’s broken up into 3 major pieces. One is the hospital market. It has the infusion piece within that, the hypodermic piece. Then we have a pharm systems business, where we work directly with the pharma companies. We sell them injection devices, auto injectors, micro-infusers, a whole bunch of things for drug delivery. And they pre-fill them, and then sell them themselves. And lastly, on that side of the business, device side, we’re in diabetes care.

Moving on from there, we’re in infectious disease diagnostics, and cancer diagnostics. And then in life sciences, we are in a business which is all about understanding the cell. Flow cytometry business, we make instrumentation where we can count 40,000 cells a second, and make 14 different measurements on them. Very exciting stuff. If you went to the Smithsonian, you would see our instrumentation there, it was used to understand the impact of HIV on the immune system. So, it’s a really fun, exciting kind of business. So, 30,000 people, and it says 50 countries, that’s where we have offices. We’re probably pretty much in every country around the world, where you can go safely, I would say right now, and probably selling it to the rest of them, but through distribution. Tom’s going to show you in a few minutes, Tom Polen, what our organization looks like around the globe, and you’ll see who you’re going to be partnering with on growth. Let me just give you a few facts though.

So in Asia, we’re about a billion dollars right now. China is $500 million. Latin America just hit $500 million. I want you to know that because these organizations are young, they’re exciting, and if you go to their sales meeting, you’d better be ready to party. They put the U.S. people to shame. This is what I can tell you. So, pretty vibrant, 30,000 employees, they add this together, we would be 47,000 people. Once the merger occurs between Covidien Medtronic, we’ll be the 4th largest company in medtech. So, a good base to grow from.

A little bit of history on the company, it goes back over 100 years. You can see, some of the first that the company had, I’m not going to go through all of them, but a few of them are interesting to talk about. The first disposable, sterile, medical device was created by BD. The U.S. Army came to us and asked us to create a blood transfusion set, and we did that. When they ran the polio vaccination trials, and they needed syringes – there were not enough syringes in the world to do it, there were no disposable syringes – the disposable syringe was created for that clinical trial. We gave them away for free at that time. It’s kind of a – the world needs this. I talked about the flow cytometry and the AIDS work.

So the company has had a history of innovation and a history of partnership with the healthcare system around the world. In terms of what we’re about, the company has been going through a transition, and it kind of dovetailed very nicely with what you’re trying to do. And we started down this path of kind of looking more broadly at the issues in healthcare, and could we make a bigger impact? And so as we looked at our portfolio, we realized we were really product-specific, narrow-thinking about it, you know, features and benefits of products. A couple of years ago, we started to say – in this environment, you really have to be about solutions, and scale is important, but it has to be scale that has a real impact on healthcare. And that started to move us in the direction of looking at solutions and broadening our view of what we could do. And that’s been the exciting part of what’s been going on at BD for the last couple of years. In terms of how our people are involved with the community and with the health system, just give you a few things about BD.

We’ve been involved in the HIV area and TB area for a long time. We were the first partner with the Clinton Foundation. And so, if you go back to 2003, was when all the pharma companies finally started giving low prices to the developing world. They had no diagnostics. Ira Magaziner, who was running the Clinton Foundation, came to me and said, “we need a diagnostic company to step up, create a new business model with us, to provide low-cost diagnostics for the developing world.” We were able to go back to our suppliers, re-engineer what we were doing, cut the price by 75% for the developing world. At the time, only 150,000 people were being treated out of the 43 million HIV population. Now, millions are being treated, they have the diagnostics, and we just celebrated 10 years with the Clinton Foundation in terms of working on this. We have 6 partnerships with the U.S. government, PEPFAR on the president’s emergency program for

AIDS relief. And so the corporation is highly involved with HIV, with vaccination programs to eliminate neonatal tetanus. We’ve been partnered with UNICEF for 10 years – we’ve created low-cost vaccination devices for the emerging markets.

And, one of the things that I want to tell you is that you will be asked to participate. We run employee trips where we ask for volunteers to go to a country and work with our partners. It could be direct relief, it could be heart-to-heart, and you may be asked to build a clinic. You may be asked if you have the medical background to do medical screenings. Stay for 3 weeks, and then come back and talk to your colleagues about the experience that you had. I tell you that these are very competitive to get on these trips. People come back with their life changed. And we see this is all about building a culture, that’s aligned with a purpose of helping all people live healthy lives, and of course, people are very involved in their communities and that sort of thing.
But myself having been to Haiti to do this, it was just an incredible experience to see much it was appreciated.

So that’s the kind of culture that we’re about, and I have a sense it’s the kind of culture that you are, too. So before I go to the last slide, we have just a little BD video I’d like to show you. I warn you a little bit that it was for internal use, so there’s a bit of puffery in here, you know, so take it with a grain of salt, but at least you get a sense of some of the folks at BD. And don’t give me a hard time after the clip. So if you’d roll that that’ll be great.

VIDEO CLIP (various people speaking)	I want to show you a picture… a picture of BD. Our products might save your life. Without you ever knowing our name. The reason we know we can make a difference in people’s lives is because we’ve seen it. We’ve been innovating for well over 100 years. We believe that the things we do can change the world.

We focus on new and effective treatments for chronic diseases like diabetes. We help diagnose and manage infectious diseases. We create new ways to deliver drugs. We vaccinate billions of people, and we help researchers discover new therapeutic compounds.

We have operations in more than 50 countries so we can reach every corner of the world. Being incredibly efficient at what we do makes our products affordable everywhere. Sometimes we’re recognized for what we do. World’s most admired companies. Best places to work. Sustainability index. Most ethical companies. We’ve got some bright ideas about sustainability and the future. And we put them into action today.

We wrote the book on safety. We believe that we can do well by doing good. We address fundamental, complex health issues in both the developed and the developing world. And in our own communities, too. We want to eliminate unnecessary suffering and death from disease.

BD associates have big hearts. We are volunteers – in Haiti, Zambia, Peru, Uganda, Kenya, Ethiopia, pretty much everywhere. Being a leader is a big responsibility. And we accept that challenge every day. BD is a great partner. A collaborator. Governments and health organizations come to BD for advice. Helping people can build bridges. Because healthy people make healthy societies. BD is a place where your work life can accomplish your life’s work. Globally, there are 29,000 of us, and we all share the same purpose – helping all people, helping all people, helping all people, helping all people live healthy lives.

Audience	APPLAUSE

VF	So at one point, you hear them saying, “We wrote the book. We wrote the book,” right? The way we’re thinking about this is, there’s a lot more chapters of those books that we can do together, so it should be very, very exciting going forward. So I’d like you to learn a little bit more about the company. I’m going to turn it over to Tom Polen, and Tom’s just going to through a couple of things in terms of med management, give you a better sense of our organization around the globe. Okay, I’ll turn it over to Tom, thanks.

Audience	APPLAUSE

Tom Polen (“TP”)	Thanks, Vince. Actually, in a lot of the research we did, actually coming up to today, we heard it from our customers that while we may have written a book on healthcare worker safety, CareFusion and all of you certainly wrote the book when it comes to medication management. You wrote the book when it comes to advancing respiratory care, and certainly when it comes to overall efficiency in that process of medication delivery. Certainly, CareFusion wrote that book, and again we’re looking forward to writing many new chapters together in the years ahead.

Maybe just a minute about myself and my own background. Actually, about 15 years ago, I was sitting in your exact same shoes. So I came to BD through an acquisition. I remember the exact day that I guess your Sunday was like and remember thinking how that would evolve and I’ll tell you it’s obviously, it’s been great. In the same way that we’re looking forward to bringing together BD and CareFusion, BD did the same with the company that I was part of at the time. And there’s quite a few of us still running different parts of the organization today, 15 years later after that point in time. Actually, it was like coming home. I used to live in Hawthorne Woods just down the street. I’ve got three kids, a 9 year old, an 8 year old, and a 6 year old. Two of them were born at Condell Hospital, just down the way, if you know. I was with, my history is, I came to BD 15 years ago roughly through an acquisition. I then met my wife who was in the Navy at the time, probably see where this story is going. I met her in Bethesda, Maryland and she owed some payback period, at that time, and she’s a surgeon. Actually asked her last night to make sure she was using CareFusion biopsy needles. Already starting to try to help our sales here. She does breast cancer surgery. To make sure any other products, just send me a note that she should be using, or any of her colleagues using. I’ll work on that. I’ll promise to take of the garbage more frequently if she uses the products. (Laughing)

But at that time she was one of the surgeons that finished that year, one got sent for their payback period to Guam, one got sent to Iceland, we got sent to Chicago. So we really lucked out. So we for 5 years lived in Hawthorne Woods. She was at Waukegan. BD didn’t have a facility in Illinois, so I moved and went to Baxter Healthcare. I was working in Round Lake and Deerfield, first running their B2B contract manufacturing business and then last ran their global injectables business. So all their pre-mix IV drugs or oncology business, their mini-bag business, if you’re familiar with that. Then, always had a huge degree of respect, of course, and love my time at BD, and so when she had an opportunity to go back and do breast cancer surgery out east, Bill and I got in touch and I rejoined BD about a little over 5 years ago. I ran the pre-analytical systems business, or the Vacutainer business, then ran the diagnostics systems business, and then previously had run the, oversaw the med-surg and pharms systems business, so the med-surg infusion injection pharms systems, our B2B business. And then most recently over the medical segment, which includes our diabetes care business, our pharms systems business, and our med-surg business, and obviously we’re looking forward to making CareFusion part of that family, as well.

So what I’d like to do is just walk through, very briefly, a little bit around and how from a strategic perspective, maybe think of some of the opportunities that we look forward to creating together in the months and years ahead. So there are really two major parts before I show this. One is very focused on the drug delivery side, which is where there’s a clear portfolio overlap. And the other one is really around the geographic outreach where we see particularly around procedural solutions and other areas. There is a tremendous opportunity to basically open up a whole new set of capabilities and markets around the world where we have deep presence for your products. Again, both in procedural solutions and also on the med delivery side. So just to share a little bit more details there, when it comes to the medication management process and having discussions, it actually is uncanny how our portfolios fit together. It’s a hand-in-glove format with essentially very, very limited overlap at all. So as you think about what our new combined organization will be able to deliver to customers in this space, we really see a big trend where customers historically, as their individual hospitals, really went and they would buy the best catheters that the nursing like the most. The pharmacists would buy the product they like the most. Someone would buy the pump that they like the most and they would try to put it together and make a process out of it. As you think about where healthcare is moving now with payers shifting from pay-for-volume to pay-for-value, there’s a big focus now on how can we make the process more efficient and of a higher quality. To do that you can’t hobble things together and expect them to work, especially from different vendors, right? And so we see a big shift in the years ahead, where people and companies specifically, and associates, can bring together solutions across the clinical process and help to address the quality and the efficiency of that process in a unique way, that’s going to be rewarded, right?

IDNs as hospitals are merging and consolidating, are looking to make one process, the highest quality and most efficient process, and then roll it out across to other hospitals, right? They do not want a different level quality process for anything, be it medication management, or a respiratory process, or any procedure that they’re doing. They ideally when they find the best, most efficient high-quality one – standardize and roll that out, right? That’s where things are going moving forward.

As we think about at least of medication management process, we’ll talk about procedural solutions in a moment. You can see how our portfolios combine – blue – the products that BD offers today, for example, in drug preparation, closest of devices, Cato workflow management, obviously the role of robotics storage. When it comes to dispensing, obviously the global leader, second to none, Pyxis automated dispensing system. As we think about that drug administration being able to now bring in to the hospital and offer everything from the catheter that’s in patient’s arm to the preparation solution, ChloraPrep, that was used to prepare the skin before that when into the patient’s arm. To technologies like we have a smart injection port that’s actually a compliment to the smart IV pump that, obviously, Alarus and other brands overseas. So we have PosiFlush prefilled syringes, bringing MaxPlus and ChloraPrep, to the Pyxis barcode and all around that patient, right, to optimize ultimately improving quality by reducing medication errors and infections and, of course, reducing costs overall by making the process of a higher quality and a more efficient process. We think this is extremely powerful opportunity to do this, both in the U.S., but also around the world. No one else can do this right when our organizations come together.

When we think about the procedural solutions and the opportunities that are created going forward, we recognize we don’t have this type of overlap within BD’s portfolio today. But there is one very significant asset that I think, as we think about bringing the portfolios, is going to be right in top of mind that we’re looking forward to working on right out-of-the-bag, and that is our global footprint. We know this is something that you’ve had in your sights for quite some time, and Kieran’s talked a lot about, is how to accelerate the procedural solutions and the medication delivery business around the world. Noting that it’s primarily a U.S. business today. So maybe just to walk around BD’s presence around the world here just a quick moment. I won’t talk too much about the U.S. Actually we’re of similar size when it comes to the U.S. perspective. We have got about 12,000 associates there, also presence in Canada, and quite a large business in Western Europe. What I think is probably most interesting to everyone here in the room is more of our presence in emerging markets. Actually if you think about medication or medical device companies, we have the largest percentage of sales of any medical device company and about 25% of our sales come from our emerging markets. And so we have about 5,200 associates in Latin America. You can see we started in Latin America in 1952, we’ve been there for quite some time, over 60 years. In Japan we’ve got about 600 BD associates there. In Asia Pacific and in China – China alone we’ve got about 2,200 associates in China, with capabilities across regulatory affairs and public policy, manufacturing – we have 3 manufacturing plants in China. Today about 40% of the products we make in China, we sell in China, are made in China. We’re continuing to increase that going forward. In Asia Pacific we’ve got about 4,600 associates. It’s about a year old so we’re probably closing in on 5000 nowadays. And you can see in India about 550 associates and 250 in EMA. So as we think about taking these capabilities and being able to now to take a much broader portfolio, again across the procedural solutions and medical device business, here at CareFusion, we think this is a very exciting opportunity that we’re looking forward to collaborating to make really something great on a global basis and impact healthcare, as Vince described, around the world. With that I’d like to turn it over to Bill Kozy, our COO, to talk about the Integration plan going forward.

Audience	APPLAUSE

Bill Kozy (“BK”)	Thank you, Tom. Good afternoon, my pleasure to be here. I’m going to tell you a little bit about who I am, as everyone else has done, but I’m looking out at the audience… I’m realizing that I’ve worked at BD longer than some of you have been alive. That’s always a little troubling.

Audience	LAUGHTER

BK	I was hired as a sales rep by the company in actually 1974 in Cleveland, Ohio. I consider that part of my international career.

Audience	LAUGHTER

BK	By the way, when you work in New Jersey it’s very interesting, you know, because people just think that that’s somewhere you fly over on your way to Chicago or to California. But I actually grew up there. It’s one of the 50 states, okay? And I’m proud of it, okay? Since joining BD I’ve had a number of assignments, but since 1988 I’ve been in general management assignments across the company. So I’ve had the opportunity over that career to lead the bioscience segment, the diagnostic segment and the medical segment, so I’ve had the really good fortune to have a lot of fun experiences in the industry. In addition to that, right now I sit on the board at Hackensack University Medical Center, I participate on the Strategic and Planning Committee and the Quality In Patient Safety Group, and recently was appointed to the Franciscan Sisters Orders of the Poor board in New York City, of course, who does charitable work all around the world. I’ve been married for 38 years, I have 3 kids and I have 3 grandchildren. And by the way, I have to throw in this local story, I’m going to apologize in advance. But the most recent one is in Naperville, which is not very far from here. She came 38 days ago. By the way, she’s awesome.

Audience	Laughter

BK	She’s awesome! Wait a second here. So somebody at work says to me the other day, “Well, she’s 38 days old, though. You don’t know,” so let me tell you a story. I said I finally got to go meet her 10 days ago. She sat with me all day. She watched the Ryder Cup, okay?

Audience	LAUGHTER

BK	Wait! Wait! Wait! Wait! You gotta let me finish this story! This is a good story, alright? She never told me to change the channel once.

Audience	LAUGHTER

BK	She never whined that the U.S. was getting smashed, okay, by the Europeans. So by the way, she’s 38 days old. She watched the Ryder Cup with me all day, never complained. She likes golf. So I’m convinced, look, she’s awesome and I don’t want to hear anything else about it.

Audience	LAUGHTER

BK	Are there any questions on that part of my presentation? Please raise your hand.

Audience	LAUGHTER

BK	Anyhow, let me get to a more important topic. I did want to talk to you a little bit about where we’re at in Integration. And let me be straightforward here. We’re on Day 3, so I’m guessing that you will not be impressed by this portion of the presentation.

Audience	LAUGHTER

BK	But I’m gonna tell you the way we’re thinking about it because, by the way, I do think it’s important – we want you to understand at least the process that we’re going to try to bring to this, okay? There are going to be 3 phases in this integration activity. And by the way, we’re right now in that first phase you see up there (and I’m not going to read all that to you) but our job working with you is to really get into listening and learning. We have got to really understand your business, your customers. We want you to understand a lot about us. And we’re going to do a lot of engagement. I will be in San Diego or Chicago or Europe or Asia pretty much somewhere every week for as long as my calendar’s pushed out right now, which is right now about 4 months, okay? I will be back here... I was talking to Jim... I’ll be back here, I think it’s the first week in November. It’s getting firmed up. And I just want to come here and spend and day and half or two if I can with you, if we can get the schedules to mix. So I’ll really be engaging heavily in that “Listen and Learn” and I’ll have some BD people with me who also need to get up to speed. Then we’ll move into this Phase 2. And I’d emphasize that the top jointly plans and gets ready for a closing. And we will then deeply involve CareFusion associates in trying to make sure that we have got an integration plan that will really make this new company successful, okay, and get off to a great start. And then, ideally, we get to closing and we transition to this brand-new entity, which you heard Vince, and by the way, I can just... I need to tell you that the last two days I’ve spoken with about 600 senior leaders at BD, and all I can tell you is they’re really excited about this. I mean, “jazzed,” okay? I mean, I had to leave a meeting this morning to catch the plane so I could get out here and they were still asking questions about your company and everything you’ve accomplished. And I think you’re going to find this enjoyable and, hopefully, engaging as we move forward. So that’s a real high-level view but take a look at those time frames. So for 30 days you’re not going to hear a lot from us. We will be communicating at least twice a month to you as we get started here. We’re going to keep everybody informed. I’ll be working very closely. Keiran’s been great. He’s got me bolted onto Jim Heinricks, who by the way is going out of his way to help me in every way he can to get this off to a proper start. Now in terms of a high-level project structure – sorry I’ve got a lot of boxes on here – but let me take to that box in the center that says “Integration Management Office.” And a guy named Tom Jaeger I’ll be working very closely with. He’ll be kind of organizing all of our activities and planning. There will be 3 CareFusion people on that Integration Management Office team. One will be the vice-chair, and we’ll be probably end up with two senior functional leaders. Likely one from finance, and at least one from HR. We’ll see what happens there. And then in that area to the left there will be 2-3 participants from CareFusion in that area. By the way, that’s where our worldwide presidents, our regional leaders, how we’re going to grow this new company, and by the way, how we’re going to achieve our synergies – all will live in that in that “value capture” area. I will chair that area working with those senior leaders from both teams to make sure that that works. And as you’d expect we’ve got some geographic teams, to build on both Tom and Vince’s comments. We’re really going to focus out of the gate on the geographic opportunity and work as closely with you as we possibly can to get that going. We’ll have some functional teams. And by the way, as always there’ll be issues. When those issues come up, we will address those promptly and communicate broadly as to what we’re addressing and why. The only other thing that I wanted to mention to you today is I think one fair question would be, “Well, what about me?” “What about my job?” “What about the unit or the place where I work?” I mentioned to you it’s Day 3 and I know this: There’s no decisions made about anything. Please don’t think that we sat in a room in New Jersey and figured this out without doing the homework I just described on the prior slide. That’s just not our way. So number one, no decisions are made. Number two, we have to look at both companies. In this concept of a merger, when you’re going to create a new company, something better than either of us had before, you take your time and you really understand the people, the capabilities, the locations, the customers. You got to get all that organized and thoughtfully prepared so that I can come back here at the appropriate point in time with Vince and with Jim and some of the others and say, “Look, this is where we came out.” Okay? And we’re not going to talk a lot about that before we get to that point. Now when we do get to a point, and synergies are decided, and we do have to make decisions about the size of the workforce and in which areas, all I can promise you is that that will be respectfully and professionally and with the highest possible acknowledgement of contributions that people have made to their respective organizations. And by the way, we’re doing this on both sides. I will be working the BD side, which I happen to know fairly well, just as I’ll be working with your leaders on the CareFusion side. And then the fourth thing I’ll leave you with on Integration, I mean you’ve already heard from Tom and Vince and from Kieran. We’re not losing sight here of why did this. Why we did this is for growth. And why we did this is to build a superb medication management and patient safety solution company. This is about growing the new entity to a level that either one of us on our own would not have achieved. And by the way, I think you know from the press release on Sunday when you saw it that clearly we convinced ourselves that that’s what we wanted to do and we were willing to step forward and say this is the approach we’ll take on it. So let me close, because I know you’ve had a couple of hectic days, but somebody asked me actually last night about “what’s your job?” “What does the Integration Leader do?” And, particularly, “How do you work with CareFusion?” I have 2 things to do: first and foremost, I have to earn your respect, and I have to earn your support. I said “earn.” Okay? And I really got to get after that obviously pretty quickly (you saw the timeline). I’m going to do everything I can, all right, to earn that. That’s first. And you’ll see me a lot. I’ll ask you a lot of questions. I’ll engage. I’m not very shy, you’re probably already picking up on that.

Audience	LAUGHTER

BK	Okay? But I really want to work with you. Okay? I will not be asking you, or telling you what to do, I will be asking you what you think we should do for this new company. So coming back to this theme – when I say support: that’s really what I will need from you and so I’m asking for you to start thinking about that right now. And then number 2, you’ve heard about it but just to make sure you know that I’m clear on what my role is – it is to build the greatest medication management and patient safety company in the world. Underline “IN THE WORLD.” And somebody says, “Awww, everybody always uses the word GREAT. What does that mean?” Well, I’ll tell you what that means. Maybe it’s 3 years, maybe it’s 5, maybe it’s 7 – I’m not going to worry about the time – but in that 5, 6, 7 year window, governments, IDNs, physicians, nurses, they will come to this new place because they want to be a partner with us. We’re going to good. We’re going to be so good that they’re going to calling us to come and work with them, because if you saw Tom’s slide, we’re going to have something to bring to our customers quite honestly nobody else is going to have. So, anyhow, I only have those two things really on my mind right now. I owe you a lot more information and communication, okay, in the weeks ahead. I promise you that you’ll get that. And by the way, very soon you’ll have access to – you’ll get my email and everything and by the way if you wake up one day and you’ve got a problem or something’s bothering you, you’ll send me an email, you’ll probably be surprised that I’ll respond to you, but I will. Maybe it won’t come in 20 or 30 minutes. But you’ll hear from me. And I think if you talk to any BD people they’ll say, “yeah, if you send him something you better watch it cause he’s gonna come back to you and he’s gonna have some thoughts and ideas.” So, anyhow… last comment from my side: I would really congratulate you on what’s happening… if you already heard I’ve worked in the industry a long time. I’ll give you an industry perspective: when you have been merged or somebody else wanted to work with your organization – in my view it is the highest form of recognition for accomplishment. You heard Vince, we’re not doing this for scale. We didn’t have to go get bigger. We thought we could build something way beyond what either one of us have in an industry space that’s got great opportunity. So anyhow, I think that it’s going to be fun. Really looking forward to engaging with you and I will earn your support over the next couple months. Hey, thanks.

Audience	APPLAUSE

Moderator Jim	Let me start, we had a lot of pre-submitted questions. I’ll ask you to queue up questions in the room, as well. We’ve got a roving mic so we’ll just kind of do this on the fly a little bit. Maybe, Vince, I’ll start with you if that’s okay. Obviously a lot of people have heard about the $250 million in synergies that BD hopes to achieve by combining the two companies. And it would be helpful to get your thoughts again on where you expect to deliver those cost savings.

VF	Sure. So when we looked at this, this is kind of typical public company sort of thinking here. You’re looking for areas where you have duplication or you can get leverage. The first place we can get leverage is in purchasing. You’re going to line up your contracts and you’re going to say, “who’s getting the lower price here?” and you’re going to synchronize those contracts, number 1. Number 2: You’re going to say… “Kieran was talking a lot to you and to Wall Street about our simplification program,” and we looked at that and said, “you know that’s a really good program, and that’s a great basis for moving forward in our operational footprint, and that looking at manufacturers… [unintelligible]”

Moderator Jim	Keep it away from your mouth.

VF	Okay, sorry. Looking at that manufacturing footprint and can we build upon that in the context of BD? We believe we can so that’s the second area that we would look at. And then you look at duplications in process and administration. So those are the core areas that we would think about. All in all, when you look at the numbers, it’s actually a small amount of what we spend. And so all of that will be done in the context of what I’ve been talking about and what Bill and Tom were talking about, which is making sure we are aligning these companies for growth. That we’re investing behind them and that as we create synergies, we can drive to this world class company. That’s what we have in mind. I was asked by our biggest shareholder, “How will you measure success?” “Will it be based on the synergies you achieve?” No. We promised those synergies, so that’s kind of a condition. So absolutely not. If our company isn’t growing faster, gaining share and becoming that world-class company that Bill and I were talking about then we have failed. And so actually, they were very heartened by that’s our sort of opinion of what we want to do. Building the best company in the world. And so that’s our approach.

Moderator Jim	Great. Thank you. Questions in the room? Got a question in the room? It’s always tough being the first one, I know. Can we go to…? Great, thank you. Wait, we gotta’ mic coming to you.

Room Questioner 1	[unintelligible]

Answer (unsure of speaker)	Okay, so what kind of culture do we have? We want a purpose-driven culture. We believe that companies who see that they have a role to play in society, to make society better, and that their associates are aligned with that purpose, do perform better, that people find their work lives more meaningful, and that that’s the kind of culture that we strive to build and have been striving to build for a long time. I have joined this group called the Institute for Higher Ambition and it’s a group of CEOs that are saying, “it’s more than making money, it’s more than rewarding your shareholders, it’s about how you provide for the needs of society.” On a global basis, from a sustainability standpoint, this group is focused on how you build that kind of culture. I’ll be hosting that meeting in November at our headquarters. So it’s hard to say — Is it a process culture? We’re trying to be customer-centric, start with customer needs, and then create excellent process, whether it’s cross-function or within function, so that enables what we want to do. So we’ve been re-engineering our innovation system. We have been upgrading our ERP system. We just went live with 8,500 users across 50 sites. We couldn’t have taken this challenge on without having done that first. We’re going to have a lot of work to do, by the way. You guys have been working really hard to do your integrations. So we’re going to lever what we’ve done, work with you. Going to take a tremendous amount of work. So those are some of the things that we think about and we want a very global culture within BD. We work hard not to be U.S.-centric.

Moderator Jim	Great, thanks. We’ll go back to the room in just a second. Kieran, one for you. The question, it’s a bit long so I’m going to summarize it. Essentially, it’s about the processes going to be to find the best people from both organizations as we kind of look to put the merger together. And the question for your Kieran is what will your role be in that process?

KG	So we’re going to have Jim Heinricks will be the primary interface for the Integration teams. Jim and I, as always, work “hand-in-glove,” as you well know. We tend to take a step back, review progress, review sort of the boundary conditions that need to exist, become the escalator of either challenges that we see or opportunities to accelerate. So, as always, I’ll work very closely with Jim. And through Jim, obviously with Mr. Kozy.

Different speaker (possibly Vince)	Let me just add to that. Now, Kieran and I have talked about this in terms of I’m going to be coming to Kieran a lot asking his opinion difficult decisions. “Is this right? Do we understand the business correctly?” And so I think he has an important role. But both of us also had on our minds big time, we have to keep focused on running the business. And so I’ve got Bill doing the Integration. You’ve got Jim doing the integration. We’ve had a lot of conversation around this. We gotta make our numbers. We gotta keep winning in the marketplace, so Kiernan and I are going to be focused on that. [unintelligible response]

Moderator Jim	Questions in the room?

Room Questioner 2 via Moderator Jim	Vince, we’ve warmed you up now with a couple of soft balls. Now let me give you what’s on everyone’s mind.

VF	Okay.

Room Questioner 2 via Moderator Jim	We’ve made a commitment to San Diego. Can you say anything about a commitment to Vernon Hills?

VF	So it was easy to make the commitment to San Diego. It’s the corporate headquarters. And we knew the business. You heard from Bill that we’re Day 3. We’re trying to understand this part of the business. Never been to this location before. By the way, it’s beautiful. You guys have done a great job. We don’t have anything like this. We don’t have a business like this, so I don’t know where we’d put it. That’s all I can tell you to start off with. So I can’t make a commitment because the planning work hasn’t been done. I’m just going to tell you I’m impressed with what I see.

Moderator Jim	Great, thank you. Other questions in the room? Okay… I’ll keep going on my list. J.J., I can’t believe you haven’t popped up yet.

Audience	LAUGHTER

Moderator Jim	Let’s see here.

[VF]	That’s so funny! I was thinking the exact same thing!

Moderator Jim	Were you?!

Audience	LAUGHTER

VF	I was so surprised you weren’t first up.

Moderator Jim	Okay. So here’s another question that’s on a lot of people’s minds. Vince, I’ll pitch this one to you, as well. You know, it’s easy to see the compatibility in medication management, and you’ve talked a lot our other businesses today, so thank you for that. But maybe you could spend another minute on how you see fit with other parts of the business- within how you view the combined organization shaping up.

VF	Sure. In terms of the procedural solutions, number 1, there’s an obvious fit with infection control, right? In terms of what we’re doing, we have the world’s largest micro-biology business. Your MedMind software fits beautifully. We hope we can grow that. You can work with our folks there. ChloraPrep: I have to tell you we lusted after that product for a long time.

Audience	LAUGHTER

VF	You guys have done a fantastic job with that. Kind of pisses me off, but…

Audience	LAUGHTER

VF	…but, you know, you have! What can I tell you? We’re interested in the other product lines. We have to get to know them. We haven’t been in respiratory care. Very intrigued. And we know you have a position with neo-natal. Respiratory care is kind of a real specialty. We’re looking very hard at starting a new business in maternal and child health: to be more of a global business. So the guy who’s running that project for me, he texts me and says, “Hey, Vince, you know they got this ventilator business.” So, interesting maybe from a different way of looking at it. And we know you’ve already got a footprint in China and other places. This is what we know so far. And then you’ve got, you know… I got one look at a bunch of interesting products you have in the other businesses. I don’t know them well enough. So what we’re going to have to do is go through these businesses and say 1) let’s start to grow ‘em immediately; and then 2) can we create a strategy to win in those businesses? That’s what we’ll be looking to do. And where we can do that, that’s where we’re going to focus.

Moderator Jim	Great. Thanks. Kieran, now for your tough question. The exasperated question asker wonders why you’ve taken so long to fill the Head of Procedural Solutions leadership position. Where do we stand on that?

KG	And now you know why!

Audience	LAUGHTER

KG	Look, we were actually very, very close on a woman that we were going to name to that position, to be perfectly frank, and we started to get hot and heavy in this process and I didn’t think it was ethical to bring somebody into a position that was going to change very dramatically for that person – because they would be making a change in their career – and bring them into a situation where, quite frankly, I knew that there was going to be some level of investigation. Of… How do these businesses come together? How do we organize? Those are decisions that Vince and team are going to have to make. So… we got real close. We had a great candidate. You would have loved her. But I think the right decision was to hold off.

VF	So Jim, before you go on to the next question. The question about “how are you going to organize?” You’re going to be involved in answering that question. As Bill was showing you on that slide, there’s going to be people from both companies on those integration teams. Now, we can come up with ideas immediately, but without your input, we’re not going to get to the best decision. So I cannot answer that question today.

Moderator Jim	Okay, great. A lot of people in here are from shared service functions, whether it’s finance or HR or Legal or Communication or Marketing/Comm. So maybe you can just tell us a little bit, Vince or others, about how corporate functions or shared service functions are organized within BD.

VF	Sure. I’ll ask Chris Reidy to answer that question.

Chris Reidy (“CR”)	Sure.

VF	…because I report to him.

Moderator Jim	Just talk into it. You don’t have to push on it.

CR	Hi, I’m Chris Reidy. I’ll spare you the background; I’ll just answer the question. So my view of shared services is going to be less process focused and more efficient [garbled]. We’ve been doing that at BD for a number of years. We’ve got shared services all over the globe…we’re in Singapore, Poland, Brussels. Here in the United States, we have an operation that’s in San Antonio: we have 1500 people set up there. Actually, 1500 will include Poland as well. So we look at it going in to be more efficient, to drive efficiency…we’ve been doing within BD, and going forward, we’ll look for opportunities to see how/your approach to shared services and see how we can best do that together.

Moderator Jim	Thanks.

VF	There’s a brave young soul…

CR	Yes.

Moderator Jim	Thank you.

Room Questioner 3 (female)	Do you have about any concerns or worries about this deal now that it’s closer?

Moderator Jim	Great, maybe you can both answer that.

[VF]	No.

Audience	LAUGHTER

VF	There are no real, you know, issues that I would have an elevated concern about.

Moderator Jim	Good.

[KG]	Nope.

Audience	LAUGHTER

Moderator Jim	Well, I think the markets would tend to agree with you.

VF	Yes, the market is agreeing with us because of the way the stocks are reacting.

Moderator Jim	How about, a couple more, maybe two more questions to keep us on time here. So I’d love to go to the room. Jennifer, thank you very much.

KG	Ahh Jennifer, he shamed you into it. You knew it was going to happen.

Moderator Jim	You’re a life changer.

[KG]	You’re a life changer - ha.

Jennifer	Can you speak to your perspective on branding? So I know you’ve talked about merging two companies together [unintelligible phrase]. I’m a marketer so I want to know what kind of shape I’m operating right away. Is it BD going forward, CareFusion or both the names? What’s your thoughts from that standpoint?

VF	So that’s a great question. And I don’t have the answer. I’m going to tell you a couple of things that are really interesting, though. We hired a Chief Marketing Officer about three years ago: Nabil Shabshab. Send him your question. He’ll be working on that with the marketing organizations to get the branding strategy right. We have done intensive research in the U.S., Canada, Europe and China in terms of looking at customer needs, customer priorities. We have segmented all of those marketplaces, and we have the benefits and who owns each of those benefits against major issues. I can tell you that one of the things that came out highest on the list is this whole medication management that we’re talking about. And it was fantastic. We had ownership of some of the benefits. You had ownership of other of the benefits. There were some that were shared. But in all categories, the two of us were the highest in quality in every one of those categories. So from a branding perspective, we have a great foundation to build from. So as soon as we can, we’ll start to share that knowledge. There’s only so much we can talk about before the Close, but I think you’re going to find this really exciting.

[KG]	Let me just point out two things that were part of your question. I don’t they were intended but I need to focus on them. At the end you said – “cause I want to know if I need to start changing,” and I understand the reason for that, but it gives me the opportunity to reinforce something. Which is: until we close, we are two separate companies, and you do nothing different than you would have two weeks ago. And that’s really important. It’s very important for our field organization. It’s very important for each one of you. We are two separate companies. We have to be two. Even though there’s going to be a desire, a pulling desire to get to that next phase, you can’t do it yet. And don’t worry about that. Just keep focusing. Alright? And the other one that kind of came up through that and is related to that is, because we are two different companies and we are governed by that, there is going to be a desire for communication (and direct communication). We’re actually going to have to make sure that those go through the proper channels of the integration office, okay. So we’ll you give feedback on that. When we trip up we’ll correct it. But we’re going to give you some directions on exactly how that communication needs to take place.

VF	Yeah, there’s legal requirements here that we cannot violate.

Moderator Jim	Okay, I want to finish on time, so I’m gonna go to one more question and then I’m gonna give Kieran a few minutes to wrap up. This question I’m gonna ask in rapid fire to both of you please. If you could both respond to these questions: The first one is – maybe I’ll start with you, Vince – New York or Chicago-style pizza?

Audience	LAUGHTER

VF	New York.

Audience	LAUGHTER

Moderator Jim	Gallahue?

KG	New York.

VF	He’s from Jersey. C’mon.

KG	I actually grew up 14.5 – the house I grew up in is 14.5 miles from the front door of BD.

Moderator Jim	And I got to see it that past weekend

KG	This weekend we were in Jersey together and I took him through all my high school… I took him around…

Audience	LAUGHTER

KG	He was so good about it!

Moderator Jim	You wanna know Kieran’s first date… his favorite bar… anything you wanna know, I’ve got it all.

Audience	LAUGHTER

Moderator Jim	Okay, second question. Vince, Cubs or White Sox?

VF	Uh… Cubs.

Audience	LAUGHTER, APPLAUSE, BOOS

VF	I knew I couldn’t win with that one.

Moderator Jim	Gallahue?

KG	Yankees!

Moderator Jim	Alright, final question: New York City dirty water dogs? Or California fish tacos?

KG	California fish tacos.

VF	Dirty water dogs.

Moderator Jim	Thank you very much for your candor and all the information. It was great. We appreciate it.

Audience	APPLAUSE AND LAUGHTER

KG	I want to just wrap up here… Alright, great. Thanks. Listen, I want to thank you again for coming two days in a row for a meeting, staying late. I hope you see what we’re trying to do here is to try to give you as much information as possible, recognizing, as Bill said, we’re three days into it and it’s going to take a while for us to, and for the team, the integration team, to really understand next steps. I want to reiterate this idea that the best thing that any of us can do is focus on the business of today. We have patients and we have customers that rely on us not missing a beat. And so I know there’s a temptation for water cooler talk, and to try to think about things, but the best thing that we can do is just keep winning. And that- things take care of themselves but patients don’t. We need to help them. The second thing is I really hope what you have seen here today was real people on display. This company – BD – there is such a cultural overlap – and I gotta’ tell you, every day I get more and more comfortable with this – so I hope you’re feeling the same thing. I think over time you’ll see that even more. And you’ll see that this is in fact a marriage. And as part of that marriage that means many good days ahead. Alright? So thanks everybody. Keep the questions coming.

Audience	APPLAUSE

* * *

Forward-Looking Statements

This communication contains certain estimates and other forward-looking statements (as defined under Federal securities laws). Forward looking statements generally are accompanied by words such as “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding the estimated or anticipated future results of BD, and of the combined company following BD’s proposed acquisition of CareFusion, the anticipated benefits of the proposed combination, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. These statements are based on the current expectations of BD and CareFusion management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding BD and CareFusion’s respective businesses and the proposed acquisition, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the ability of the parties to successfully close the proposed acquisition, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; risks relating to the integration of CareFusion’s operations, products and employees into BD and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe; the outcome of any legal proceedings related to the proposed merger; access to available financing for the refinancing of BD’s or CareFusion’s debt on a timely basis and reasonable terms; the ability to market and sell CareFusion’s products in new markets, including the ability to obtain necessary regulatory product registrations and clearances; the loss of key senior management or other associates; the anticipated demand for BD’s and CareFusion’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures; the impact of competition in the medical device industry; the risks of fluctuations in interest or foreign currency exchange rates; product liability claims; difficulties inherent in product development, including the timing or outcome of product development efforts, the ability to obtain regulatory approvals and clearances and the timing and market success of product launches; risks relating to fluctuations in the cost and availability of raw materials and other sourced products and the ability to maintain favorable supplier arrangements and relationships; successful compliance with governmental regulations applicable to BD, CareFusion and the combined company; changes in regional, national or foreign economic conditions; uncertainties of litigation, as well as other factors discussed in BD’s and CareFusion’s respective filings with the Securities Exchange Commission. BD and CareFusion do not intend to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, BD will file with the SEC a registration statement on Form S–4 that will constitute a prospectus of BD and include a proxy statement of CareFusion. BD and CareFusion also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by BD and CareFusion with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of BD or CareFusion at the following: Monique N. Dolecki, Investor Relations – 201-847-5378 Monique_Dolecki@bd.com or Jim Mazzola, Investor Relations – 858-617-1203 Jim.Mazzola@CareFusion.com

PARTICIPANTS IN THE SOLICITATION

BD and CareFusion and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about BD’s directors and executive officers is available in BD’s proxy statement dated December 19, 2013, for its 2014 Annual Meeting of

Shareholders and subsequent SEC filings. Information about CareFusion’s directors and executive officers is available in CareFusion’s proxy statement dated September 25, 2014, for its 2014 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BD or CareFusion as indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.